Lockheed Martin Corporation

6801 Rockledge Drive Bethesda, MD 20817

Telephone 301-897-6764 Facsimile 301-897-6813

Email: martin.t.stanislav@lmco.com

Martin T. Stanislav

Vice President and Controller

November 18, 2005

Filed Via EDGAR

Mr. Doug Jones

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-3561

RE:	Lockheed Martin Corporation

Form 10-K: For the Year Ended December 31, 2004

Form 10-Q: For the Quarter Ended March 31, 2005

File Number: 001-11437

Ladies and Gentlemen:

This letter is submitted in response to two follow-up questions or requests for clarification communicated to us by Ms. Tracie Northan on November 7, 2005. Her questions relate to our letter, dated October 28, 2005, addressed to Mr. Michael Fay, Accounting Branch Chief for the Division of Corporate Finance of the Securities and Exchange Commission with regard to the above-referenced filings. We appreciate the opportunity to provide further clarification of our response to question number 9 for the Staff’s consideration, and for convenience of reference, we have repeated the Staff’s question followed by our response.

Please expand your response to question number 9:

Explain to us your consideration of accounting for the conversion feature as a derivative in accordance with FAS 133 and related authority.

In our evaluation of the conversion feature of the debenture as a derivative, we determined that the conversion feature did not require bifurcation under paragraph 12 of FAS No. 133, as it met the criteria in paragraph 11(a) for exclusion from being considered a derivative instrument if freestanding. Specifically, the conversion feature was indexed to our own stock and, if evaluated as a freestanding derivative, would be classified as equity. This analysis was applied both on initial issuance of the instrument and on the modification of the instrument in December 2004, which resulted in accounting for the instrument as Instrument C under EITF No. 90-19.

Mr. Doug Jones

Securities and Exchange Commission

November 18, 2005

We assessed the conversion feature of the debenture as a freestanding instrument using paragraphs 12 through 33 of EITF No. 00-19. We determined that: the contract permitted us to settle in unregistered shares (paragraphs 14 through 19); we had sufficient authorized and unissued shares available to settle the contract after considering all other commitments (paragraph 20); the contract contained an explicit limit on the number of shares to be delivered in a share settlement (paragraphs 21 through 25); there was no required net-cash settlement to the counterparty concerning failure to make timely filings with the SEC (paragraph 26); there were no cash settled “top-off” or “make-whole” provisions (paragraph 27); the contract required net-cash settlement only in specific circumstances (in fact, there were no net-cash settlement requirements in the contract) (paragraphs 28 and 29); there were no provisions in the contract that indicated the counterparty had rights that ranked higher than those of a shareholder of the underlying stock (paragraphs 30 through 32); and there was no requirement to post collateral (paragraph 33).

Accordingly, we concluded that, as the applicable criteria in paragraphs 12 through 33 of EITF No. 00-19 had been met, the embedded derivative would be classified as equity if freestanding, and that the conversion feature of the debenture therefore continued to qualify for the FAS No. 133 exclusion from consideration as an embedded derivative instrument.

Does the indenture contain a provision for liquidated damages?

Section 9.05 of the Indenture required the Corporation to pay “additional interest” on the outstanding principal amount of the debentures if the Corporation failed to satisfy certain requirements under the registration rights agreement that it entered into for the benefit of the purchasers at the time of the transaction. None of the events requiring the payment of additional interest occurred, and the Corporation’s registration obligations under the registration rights agreement expired as of August 13, 2005.

Under the terms of the Indenture and the accompanying registration rights agreement, additional interest would have accrued and been payable on the debentures if: (i) the Corporation failed to file a shelf registration statement with the SEC within 90 days after the debentures were originally issued; (ii) if the shelf registration was not declared effective within 180 days after the debentures were originally issued; or (iii) the shelf registration statement ceased to be effective or the Corporation otherwise prevented or restricted holders of registrable securities from making sales under the shelf registration statement for more than 90 days, whether or not consecutive, during any 12-month period. In those events, additional interest would have accrued at a rate of 0.25% per annum and would have increased to 0.50% per annum from and after the 91st day after such event for up to two years. The additional interest would have been paid in cash had the requirement been triggered, and would not have affected the conversion feature of the debentures.

We believed that, as the liquidated damages were not a form of net cash settlement for the related conversion option (because the delivery of shares is still required upon exercise of the option), they should not impact the evaluation of the embedded conversion option under EITF No. 00-19 discussed above. Therefore, both the equity classification of the conversion option, if freestanding, and the exception from bifurcation under FAS No. 133 discussed above would still be appropriate.

We viewed the liquidated damages provision in the convertible debt as a feature to be analyzed first under FAS No. 133 as a potential embedded derivative. We considered the underlying (registration of a debt instrument) to be clearly and closely related to the interest rate (which would be different for a registered versus unregistered deal), and thus the feature did not require bifurcation. As a result, we viewed the “additional interest” as a contingent liability under FAS No. 5, such that nothing would be accrued until payment was probable. It was our view that the likelihood of payment of these amounts, given the timeframe allowed for registration and our historical experience with registration statements, was remote (almost zero). Therefore, no accounting entry was made. As noted above, none of the events requiring payment ever occurred and the registration rights agreement has expired.

Mr. Doug Jones

Securities and Exchange Commission

November 18, 2005

As requested, in connection with providing responses to the comments, Lockheed Martin hereby acknowledges that:

•	The Corporation is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please contact the undersigned at (301) 897-6764.

Sincerely,

/s/ Martin T. Stanislav
Martin T. Stanislav
Vice President and Controller

cc:	Mr. Michael Fay

Ms. Tracie Northan

Mr. Robert J. Stevens

Mr. Christopher E. Kubasik